Honeyfund.com, Inc.



ANNUAL REPORT

2519 N McMullen Booth Rd. STE 510-260

Clearwater, FL 33761

0

https://www.honeyfund.com/

This Annual Report is dated June 15, 2021.

BUSINESS

Honeyfund is a wedding gifting site for couples to receive funds toward their honeymoon (or other savings goals) as a wedding gift. The company has served more than a million couples and processed more than $640 million in giving since 2006. In addition to the Honeyfund website, mobile app, and sister-site Plumfund, Honeyfund powers honeymoon fund gifts for Target's online wedding registry.

Honeyfund doesn't charge a platform fee like other cash gifting and personal crowdfunding sites, so the company makes money from advertisers and partners. The average gift of $120 earns the company 0.5% to 15% from partners depending on where the gift money was sent (a PayPal account, bank account, or digital gift card). Honeyfund also earns money from advertisers in retail, travel, and other industries who wish to reach couples starting their married lives together. The company acquires customers at about $1-2 and earns $14 per account, on average.

Honeyfund.com was conceived in 2015 after the founders' own wedding. The website honeyfund.com launched in March of 2006. The company was incorporated in California in March of 2009 and moved to Florida in 2017. Honeyfund is now a Florida corporation with 97% founder ownership.

Sources:

Previous Offerings

Between 2020 and 2019, we sold 184,565 shares of common stock in exchange for $0.92 per share under Regulation Crowdfunding.

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

* Circumstances which led to the performance of financial statements:

Revenues

The Company revenues are made up of advertising and commissions revenues of $64,267 in 2020 and $247,868 in 2019, software upgrade revenues of $34,695 in 2020 and $46,710 in 2019, cash gift related revenues of $143,187 in 2020 and $387,329 in 2019, balance gift related revenues of $410,603 in 2020 and $1,095,872 in 2019.

The aggregate revenues went down 62% from $1,731,069 in 2019 to $655,307 in 2020. The decrease in revenues from 2020 to 2019 was mainly due to COVID-19 impact. COVID-19 canceled many weddings and honeymoons resulting in reduced gifting aka reduced cash gift revenues and gift card breakage in 2020.

Cost of Sales

The Company's cost of revenues consists primarily of merchants fees. The total cost of sales dropped 51.48% from $212,432 in 2019 to $103,068 in 2020. The 51.48% decrease in the cost of sales in 2020 was in parallel to the drop in sales caused by COVID 19 pandemic.

Gross Margins

As of December 31, 2020, gross profit was $552,239, which was 84.27% of revenues, a 64% decrease from 2019 gross profit in the amount of $1,518,638 making up 87.73% of revenues. The decrease in gross profit was due to the decrease in revenues caused by the impact of COVID 19 as mentioned above.

Expenses

The Company's expenses consist of, among other things, advertising and marketing, legal and professional fees, payroll expenses, computer and internet expenses, business development, office supplies, rent, travel and entertainment, insurance, interest expense... etc. Total operating expenses also went from $1,484,150 in 2019 to $1,555,300 ibn 2020, a 5% increase mainly caused by a 66% increase in advertising and marketing expenses.

As of December 31, 2020, total operating expenses consist of 13% in advertising and marketing at $206,013 and 87% general and administrative (G&A) expenses at $1,349,287. Wages and salaries made up a substantial portion of G&A at 63% with $848,910 as the company has 11 full-time employees and 3 part-time employees. Other expenses including computer and internet expenses made up 13% of G&A at $177,817 due to the company working with software engineers and user experience designers contractors that develop the Honeyfund software product. Professional fees made up 2% of G&A at $22,349, rent made up close to 2% of G&A at $14,400, Insurance and office supplies made up 2% in aggregate at $22,735. Other operating expenses like depreciation made up 15% of G&A at $196,490.

The company's sales going down 62% in 2020 as stated previously, and the company's total operating expenses going up 4.62% from $1,484,150 in 2019 to $1,555,300, resulted in the company incurring a net loss of $585,334 in 2020.

* Historical results and cash flows:

The Company had an accumulated deficit of $593,284 and cash in the amount of $650,162 as of December 31, 2020. The Company intends to continue to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2020, cash used in operating activities was up to $602,716, in contrast to cash provided by operating activities of $570,534 as of December 31, 2019. The change was mainly due to a net loss of $585,334 in 2020 compared to a net profit of $24,305 in 2019, as well as a 23% decrease in other current liabilities from $1,311,673 in 2019 to $1,008,170 in 2019.

Investing Activities

The Company cash used in investing activities decreased from $366,262 in 2019 to $277,198 in 2020. The decrease in cash used in investing activities was due to lower capitalized software expenditures.

Financing Activities

As of December 31, 2020, cash provided by financing activities was up to $800,529, a contrast to cash used in financing activities of $172,800 in 2019. The increase in cash provided by financing activities in 2020 was caused by an influx of funds from borrowing in the amount of $681,200 and cash from crowdfunding investors in the amount of $119,329.

Though the company sales were greatly impacted by COVID 19 in 2020, the Company's management is positive about the Company's prospects. Management is also putting in place strategies to recover from the pandemic impact like expanding the functionality of the Honeyfund site to allow customers to raise money for other life events beyond the wedding: birthdays, anniversaries, babies, etc, and building a gift card shop where anyone can buy egift cards for anyone else as a gift. This is the reason for the Start Engine raise, to fund this expansion. This will help the company diversify outside of weddings and honeymoons which are disproportionately impacted by COVID-19.

Management believes that the company's competitive advantage is an added strength that sets it apart from its competition in both wedding gifting and crowdfunding in that users can turn their friends' and family's well wishes into cash to fund the honeymoon or any other savings goal. With the expansion of the page to accommodate all of life's gifting occasions, customers can receive cash and gift cards as a gift for any life event including baby showers, anniversaries, birthdays, holiday gifts, and more, all on one page. There is no need for multiple campaigns on different sites. There is no other known crowdfunding site or gifting website of its kind.

In light of all the strategies the company is putting in place and its advantages in the market, the company has no financing concerns at this time.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $650,162.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Midwest Regional Bank

Amount Owed: $181,200.00

Interest Rate: 1.0%

Maturity Date: August 10, 2020

On April 22, 2020 the company entered the Paycheck Protection Program ('PPP') loan agreement with Midwest Regional Bank in the amount of $ 181,200 which bears an interest rate of 1% fixed per annum. It covers the period from April 23, 2020 to August 10, 2020. The company applied to Lender for forgiveness of the amount due on this loan in the amount equal to the sum of the following costs incurred by Borrower during the 8-week period beginning on the date of first disbursement of this loan: a. Payroll costs, b. Any payment of interest on a covered mortgage obligation (which shall not include any prepayment of or payment of principal on a covered mortgage obligation), c. Any payment on a covered rent obligation, d. Any covered utility payment Total amount subject to forgiveness was $ 181,200. This loan was granted forgiveness as of April 19, 2021.

Creditor: U.S. Small Business Administration

Amount Owed: $500,000.00

Interest Rate: 3.75%

Maturity Date: April 22, 2050

On April 22, 2020 the company entered into a loan agreement with the U.S. Small Business Administration in the amount of $ 500,000. Installment payments, including principal and interest, of $2,437.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance. The outstanding amount of the loan as of today is $500,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sara K Margulis

Sara K Margulis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: March 16, 2009 - Present

Responsibilities: The responsibilities of the CEO include fundraising, acquiring talent, and oversight of the company's marketing, public relations and sales divisions. The CEO earns an annual salary of $165,000.

Position: Director

Dates of Service: March 16, 2009 - Present

Responsibilities: Board of directors

Name: Davey Randa

Davey Randa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: April 20, 2021 - Present

Responsibilities: The responsibilities of the COO include operations and strategic management, human resources, member services, and product development. The COO earns an annual salary of $160,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Sara K Margulis

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 96.1

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.92 per share. As of December 31, 2020, 20,802,565 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Voting Rights

Every shareholder entitled to vote shall be entitled to one vote for each share held, except as otherwise provided by law, by the articles of incorporation or by other provisions of these bylaws. Except with respect to elections of directors, any shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote. At each election of directors, shareholders shall not be entitled to cumulate votes unless the candidates' names have been placed in nomination before the commencement of the voting and a shareholder has given notice at the meeting, and before the voting has begun, of his or her intention to cumulate votes. If any shareholder has given such notice, then all shareholders entitled to vote may cumulate their votes by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of his or her shares or by distributing such votes on the same principle among any number of candidates as he or she thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. Votes cast against a candidate or which are withheld shall have no effect. Upon the demand of any shareholder made before the voting begins, the election of directors shall be by ballot rather than by voice vote.

Material Rights

The total amount outstanding on a fully diluted basis (20,618,000.00) includes 514,000 shares to be issued pursuant to outstanding stock options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:
• In an IPO;
• To the company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

Honeyfund.com, Inc.

By /s/ *Sara K Margulis*

    Name: Sara K Margulis

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

HONEYFUND.COM, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Honeyfund.com,Inc.
Clearwater, Florida

We have reviewed the accompanying financial statements of Honeyfund.com,Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 15, 2021
Los Angeles, California

Honeyfund.com, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 650,162	$ 729,547
Accounts receivable- net	32,024	60,661
Prepaids and other current assets	132,282	155,976
Total current assets	**814,468**	**946,183**
Property and equipment, net	2,925	7,040
Intangible assets	471,686	411,146
Security deposit	-	-
Total assets	**$ 1,289,079**	**$ 1,364,369**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 18,514	$ 9,515
Credit Card	46,183	42,165
Current portion of Loan payable	139,055	-
Other current liabilities	1,008,170	1,311,673
Total current liabilities	**1,211,922**	**1,363,353**
Loan Payable	542,145	-
Total liabilities	**1,754,067**	**1,363,353**
STOCKHOLDERS EQUITY		
Common Stock	155,117	8,966
Equity Issuance Costs	(26,822)	-
Retained earnings/(Accumulated Deficit)	(593,284)	(7,950)
Total stockholders' equity	**(464,989)**	**1,016**
Total liabilities and stockholders' equity	**$ 1,289,078**	**$ 1,364,369**

See accompanying notes to financial statements.

Honeyfund.com, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	655,307	$	1,731,069
Cost of revenues		103,068		212,432
Gross profit		552,239		1,518,638
Operating expenses				
General and administrative		1,349,287		1,359,995
Sales and marketing		206,013		124,155
Total operating expenses		1,555,300		1,484,150
Operating income/(loss)		(1,003,061)		34,488
Interest expense		2,273		417
Other Loss/(Income)		(420,000)		9,766
Income/(Loss) before provision for income taxes		(585,334)		24,305
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(585,334)**	**$**	**24,305**

See accompanying notes to financial statements.

Honeyfund.com, Inc .

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Number of Shares	Common Stock Amount	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**10,052**	**$ 6,975**		**$ 140,544**	**$ 147,519**
Sharebased Compensation		1,992			1,992
Shareholder Distribution				(172,800)	(172,800)
Net income/(loss)				24,305	24,305
Balance—December 31, 2019	10,052	$ 8,966		$ (7,950)	**$ 1,016**
Sharebased Compensation	-	-		-	-
Stock split 2,000 to 1	20,104,000				
Capital raised on Crowdfunding	1,031,373	146,151	(26,822)	-	119,329
Net income/(loss)	-	-		(585,334)	(585,334)
Balance—December 31, 2020	**21,145,425**	**$ 155,117**	**$ (26,822)**	**$ (593,284)**	**$ (464,989)**

See accompanying notes to financial statements.

Honeyfund.com, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(585,334)	$	24,305
Depreciation of proprety		5,679		5,768
Amortization of intangibles		215,094		195,612
Sharebased compensation expense		-		1,992
Phantom Stock Expense		-		(23,048)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivables		28,637		(38,456)
Prepaid expenses and other current assets		23,695		235,515
Accounts payable		8,999		(16,248)
Credit Cards		4,018		(38,168)
Other current liabilities		(303,504)		223,262
Net cash provided/(used) by operating activities		**(602,716)**		**570,534**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(1,564)		-
Capitalized Software expenditures		(275,634)		(371,262)
Security deposit		-		5,000
Net cash provided/(used) in investing activities		**(277,198)**		**(366,262)**
CASH FLOW FROM FINANCING ACTIVITIES				
Shareholder distribution		-		(172,800)
Borrowing on Loans Payable		681,200		
Capital raised on Crowdfunding		119,329		
Net cash provided/(used) by financing activities		**800,529**		**(172,800)**
Change in cash		(79,385)		31,472
Cash—beginning of year		729,547		698,074
Cash—end of year	**$**	**650,162**	**$**	**729,547**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest			$	417
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

Honeyfund.com, Inc. was originally incorporated on March 16, 2009, in the state of California. The company moved to Florida in 2017 and reincorporated in Florida on July 1, 2019   The financial statements of Honeyfund.com, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Clearwater, Florida.

Honeyfund is a wedding gifting site for couples to receive funds toward their honeymoon (or other savings goals) as a wedding gift. The company has served more than a million couples and processed more than $640 million in giving since 2006. In addition to the Honeyfund website, mobile app, and sister-site Plumfund, Honeyfund powers honeymoon fund gifts for Target's online wedding registry.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $397,162 and $497,547, respectively.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers and Electronics	5 years
Furniture and fixtures	5-7 years

Intangible Assets

The company capitalizes its software expenses connection with internally developed solution. Intangible assets will be amortized over the expected period to be benefitted. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable.

Income Taxes

Honeyfund.com,Inc. is an S-corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies

Revenue Recognition

The Company recognizes revenues primarily from the sale of its service when (a) persuasive evidence that an agreement exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (b) delivery has occurred or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Customers of Honeyfund sign up on our website (www.honeyfund.com) or via the Honeyfund app. Plumfund customers sign up on plumfund.com. The customer creates a page describing their fundraising campaign and invite their friends and family to contribute money or gift cards. After the gift's transactions are processed, the funds are deposited into the customer's preferred account (PayPal, bank account or gift card balance on Honeyfund). The company earns money from payment processing and/or gift card partners. The company also earns money from advertisers who it promotes through banner ads, email, and its social media accounts.

Honeyfund.com, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Cost of revenues

Costs of revenues consist of merchant account fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $206,013 and $124,155, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaid expenses consist of the following items:

As of Year Ended December 31,	2020	2019
Gift Card partners	124,375	148,995
Prepaid expenses	7,907	6,981
Total Prepaids Expenses and other Current Assts	$ 132,282	$ 155,976

Other current liabilities consist of the following items

As of Year Ended December 31,	2020	2019
Gift Card Liability	834,600	1,197,779
Phantom Stock Comp Payable	81,427	81,427
Payroll and other liabilities	92,143	32,467
Total Other Current Liabilities	**1,008,170**	**1,311,673**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2020		2019
Computers and Electronics	$	34,915	$	34,915
Furnitures and fixtures		20,740		19,176
Property and Equipment, at Cost		**55,655**		**54,091**
Accumulated depreciation		(52,730)		(47,051)
Property and Equipment, Net	$	**2,925**	$	**7,040**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,679 and $5,768 respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2020, intangible asset consists of:

As of Year Ended December 31,		2020		2019
Software Assets		1,113,263		837,629
Intangible assets, at cost	$	**1,113,263**	$	**837,629**
Accumulated amortization		(641,577)		(426,483)
Intangible assets, Net	$	**471,686**	$	**411,146**

Amortization expense for the fiscal year ended December 31, 2020 and 2019 was in the amount of $ 215,094 and $ 195,612, respectively.

Period		Amortization Expense
2021	$	(215,094)
2022		(256,592)
2023		-
2024		
Thereafter		
Total	$	**(471,686)**

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

Per its original articles of incorporation, the Company was authorized to issue 100,000 shares of common shares with no par value. On October 12, 2020, the company amended its articles of incorporation to authorized the issuance of 200,000,000 shares of common stock and simultaneously undertook a 1-for-2,000 stock split.

As of December 31, 2020, and December 31, 2019, 21,145,425 and 10,052 of common stock have been issued and outstanding, respectively.

7.   DEBT

Loans

During 2020, the Company has entered into loan contracts. The details and terms of the Company's loans and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
US SBA - PPP Loan	$ 181,200	1.00%	4/22/2020	4/22/2022	$ 1,208	$ 1,208	$ 122,388	$ 58,812	$ 181,200
US SBA - SBA Loan	$ 500,000	3.75%	4/22/2020	30 years	$ 12,500	$ 12,500	$ 16,667	$ 483,333	$ 500,000
									-
									-
Total					**$ 13,708**	**$ 13,708**	**$ 139,055**	**$ 542,145**	**681,200**

The Company applied for PPP loan forgiveness in the amount of $ 181,200, and loan it has been forgiven during 2021. The Company recognized other income in the amount of the forgiven loan.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 139,055
2022	75,479
2023	16,667
2024	16,667
2025	16,667
Thereafter	416,667
Total	**$ 681,200**

8.   SHAREBASED COMPENSATION

Stock Option Grant

The Company authorized an Equity Incentive Plan (which may be referred to as the "Plan"). The Plan provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2019, all shares were vested.

Stock Options Employees & Advisors
The granted options had an exercise price of $0.00, expire 1 year after last vesting date anniversary, and vesting over a four-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2018
Expected life (years)	10.00
Risk-free interest rate	3%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	52	$ 0.00	1.1
Granted	-	$ -	-
Execised	-	$ -	-
Expired/Cancelled	(52)	$ -	-
Outstanding at December 31, 2019	-	$ 0.00	-
Granted	-	$ -	-
Execised	-	$ -	-
Expired/Cancelled	-	$ -	-
Outstanding at December 31, 2020	-	$ -	-

Stock option expense for the years ended December 31, 2020 and December 31, 2019 and was $0 and $1,991 respectively.

Stock Options Investors

As part of the formation of the Company, the Company issued 257 options to certain investors. The options carry $0.01 exercise price and vest immediately. All options are outstanding as of December 31, 2020 and December 31, 2019.

Phantom Stock Plan

Board of Directors approved Employee Phantom Stock Compensation Plan, subject to the term and conditions. Under the Phantom Stock Plan, 1,554 shares of phantom stock may be awarded, and in the aggregate is not exceeding the equivalent of 15% of the company. The award is in the form of phantom common stock, which allows employee to receive additional compensation in the event of sale of the company's stock or assets. The value of this phantom share award is based on the growth of the company's value from the date of the granting to the event date. The award vests over three years with 34% vesting one year after effective date, 2.75% per month from one to three years after the effective date.

A summary of the changes in the number of outstanding phantom stock awards during the year ended December 31, 2020 for the Phantom Plans is provided below:

	Number of Awards
Outstanding at December 31, 2018	310
Granted	100
Settled	-
Forfeited	
Outstanding at December 31, 2019	410
Granted	50
Settled	-
Forfeited	
Outstanding at December 31, 2020	460

A summary of liabilities for shares vested and compensation costs recognized in "General and administrative" in our Statements of Operations for the Director Phantom Stock Plan is provided below:

			Year Ended December 31,					
	2020		2019		2018		2017	
Liabilities for shares vested	81,427	$	81,427	$	46,224	$	5,638	
Compensation expenses (benefit)	-	$	35,203	$	40,586	$	5,638	

While the Stock Incentive Plan currently serves as our primary equity plan, the terms of the Phantom Stock Plans will continue to govern all awards granted under the Phantom Stock Plans until such awards have been settled, forfeited, canceled or have otherwise expired or terminated.

9.   RELATED PARTY

There are no related party transactions.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

As of Year Ended December 31, 2020		
2021	$	39,700
2022		-
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**39,700**

Rent expense was in the amount of $ 14,400 and $49,683 as of December 31, 2020 and December 31, 2019 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 15, 2021 the date the financial statements were available to be issued.

During 2021, the Company has been approved PPP loan forgiveness in the amount of $ 181,200. The Company recognized other income in the amount of the forgiven loan.

On March 2, 2021, the company received the second PPP loan in the amount of $182,813. The loan bears 1% interest rate and the maturity date is 5 years from loan contract date.

On March 12, 2021 the company raised additional $188,325 on crowdfunding platform which includes fees of $27,593.98.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Sara K Margulis, Principal Executive Officer of Honeyfund.com, Inc., hereby certify that the financial statements of Honeyfund.com, Inc. included in this Report are true and complete in all material respects.

Sara K Margulis

Principal Executive Officer